Mavrek

We're Solving a Huge Problem—and You're Invited to Join Us

I want to share something we've been working on for quite a while.

At **Mavrek** (www.mavrek.com), our team has built a powerful software platform to address a massive and often overlooked issue: *nearly 80% of small business sales in the U.S. fall through*—even though there are plenty of willing buyers.

With over 33 million small businesses in the U.S., this problem affects millions of families, communities, and legacies. Mavrek was created to change that.

So far, more than 30 professional investors have backed our vision, investing **$3.95 million** for two key reasons:

1. They believe in the solution we've built to solve this costly, systemic challenge.
2. They see the potential for a significant return if and when Mavrek is acquired.

Now, for the first time, we're opening the opportunity to the public through our **equity crowdfunding campaign on Wefunder**—and I want to invite you to be among the first to consider joining us.

Click Here to See Our Company Page.

You can reserve your investment spot for as little as **$250**—or $1,000, $10,000, or more, depending on what feels right for you. It only takes a few minutes to reserve, with minimal paperwork. The final steps to invest will come later.

We started with family, now we're inviting friends, and shortly we'll open the opportunity to the broader public. Early momentum is crucial, and your early support can help amplify our impact.

Why Mavrek?
Most small business sales don't fail due to a lack of buyers—they fail due to a lack of structure, tools, and guidance. After decades of working in this space, I've seen the pain points up close.

That's why we built Mavrek: a smart, AI-powered platform that simplifies every step of a business sale. Think **TurboTax meets LegalZoom**, but for selling your business.

Entrepreneurs and advisors in **eight countries** are already using Mavrek to successfully close deals.

We chose not to pursue traditional venture capital. Instead, we're raising through Wefunder to grow on our terms and stay mission-driven. With millions of Baby Boomer business owners preparing to exit, the market opportunity is enormous—*and Mavrek is ready to lead.*

If this aligns with your financial goals and you'd like to be part of this journey, I'd be honored to have your support.

Click Here to Invest or Learn More

Thank you—and feel free to reach out to me directly with any questions or thoughts.
– Martin

Mavrek. • 8200 Stockdale Hwy M10-113, Bakersfield, CA 93311 • 661.808.7744